[WLRK LETTERHEAD]

February 5, 2009

John J. Harrington
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Facsimile: (202) 772-9205

          Re:     Polaris Acquisition Corp.
                    Revised Preliminary Proxy Statement on Schedule 14A
                    Filed January 26, 2009
                    File No. 001-33860

Dear Mr. Harrington:

          On behalf of Polaris Acquisition Corp. (“Polaris”), we respond as follows to the Staff’s comment letter dated January 29, 2009 to the above-captioned revised preliminary proxy statement. Page references in our responses correspond to the amended version of the proxy statement, filed with the SEC on February 5, 2009 (the “Amended Proxy Statement”), a copy of which has been marked to note the changes from the filing made on January 26, 2009. We are also delivering three courtesy copies of such marked proxy statement to you.

The Merger Proposal, page 39

Background of the Merger, page 39

Duff & Phelps Opinion, page 46

John Harrington
Securities and Exchange Commission
February 5, 2009

1.        Please disclose how many installed units each of Chrysler and Mercedes-Benz account for out of the aggregate installations disclosed on page 50. We note from page 20 of the soliciting material filed on January 6, 2009 that the total Chrysler vehicle production estimate for the U.S. market is approximately 1.5 million vehicles in 2012. If the projections used by Duff & Phelps assumed a significantly larger number of installations in Chrysler vehicles, please disclose this differential and explain its significance over the remaining term of the projections.

           We note the Staff’s comment and have revised the disclosure accordingly. See page 51 of the Amended Proxy Statement.

2.        Please disclose whether Duff & Phelps factored into its determination of an appropriate discount rate any specific risk related to the fact that the projections are heavily reliant on Chrysler installations over the long-term. In other words, as currently explained on page 51, it appears that Duff & Phelps selected a range of discount rates based on market conditions and cost of capital for early-stage firms. While Duff & Phelps appears to have adjusted for U.S. economic outlook and conditions in the auto industry generally, it does not appear to have made any adjustments based on the condition of
           Chrysler specifically.

           We note the Staff’s comment and have revised the disclosure accordingly. See page 51 of the Amended Proxy Statement.

Price Range of Polaris Securities page, 119

3.        Please update this section to include price information for the fourth quarter of 2008.

           We note the Staff’s comment and have revised the disclosure accordingly. See page 120 of the Amended Proxy Statement.

Polaris Compensation Discussion and Analysis, page 124

Hughes Telematics Compensation Discussion and Analysis, page 125

4.        Please update both of these sections to include the information required by Regulation S-
           K Item 402 for the fiscal year ended December 31, 2008. Refer Regulation S-K
           Compliance and Disclosure Interpretation Section 217.12 available at
           http://www.sec.gov/divisions/corpfin/guidancc/regs-kinterp.htm.

           We note the Staff’s comment and have revised the disclosure accordingly. See page 126 of the Amended Proxy Statement.

* * *

John Harrington
Securities and Exchange Commission
February 5, 2009

          If you have any questions, please do not hesitate to contact me at (212) 403-1269 (telephone) and (212) 403-2269 (fax) or my colleague, Aref H. Amanat, at (212) 403-1120 (telephone) and (212) 403-2120 (fax).

                                                                          Sincerely,

                                                                          /s/ Andrew J. Nussbaum
                                                                          Andrew J. Nussbaum
                                                                          Wachtell, Lipton, Rosen & Katz

cc:  Jerry Stone, Polaris Acquisition Corp.
      Craig Kaufmann, HUGHES Telematics, Inc.
      Josh Goldstein, Skadden, Arps, Slate, Meagher & Flom, LLP